UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds at May 31, 2012

	Partners Fund	Small-Cap Fund	International Fund
Net Assets (millions)	$7,741	$3,135	$1,291
NAV per Share	$26.76	$26.61	$10.94
Cusip	54306910-8	54306920-7	54306940-5

Portfolio Composition

	Partners Fund	Small-Cap Fund	International Fund
Cash	3.9%	3.0%	8.7%
Short-term cash equivalents	0.0%	6.4%	2.1%
	3.9%	9.4%	10.8%

Common Stock & Options & Swaps
Domestic	76.7%	78.0%	9.3%
Foreign	14.2%	12.6%	74.7%
Bonds	3.5%	0.0%	4.3%
All other, net	1.7%	0.0%	0.9%

Total Net Assets	100.0%	100.0%	100.0%

Number of Securities	21	20	23

Average Annual Returns

	Partners	S&P	Small-Cap	Russell	International
	Fund	500	Fund	2000	Fund	EAFE
Year-to-date	0.41%	5.16%	5.47%	3.37%	-8.07%	-3.79%
Month	-9.50%	-6.01%	-3.17%	-6.62%	-13.72%	-11.48%
Three months	-9.53%	-3.53%	-3.02%	-5.71%	-19.14%	-13.62%
One Year	-12.45%	-0.41%	-6.44%	-8.88%	-28.99%	-20.48%
Three Year	13.02%	14.92%	19.86%	16.47%	-0.98%	3.40%
Five Year	-4.64%	-0.92%	-0.18%	-0.73%	-9.12%	-7.34%
Ten Year	3.31%	4.14%	8.00%	5.94%	1.36%	4.01%
15 Year	6.72%	4.80%	9.55%	6.09%	na	na
20 Year	10.00%	8.04%	11.62%	8.43%	na	na
Inception	10.41%	8.60%	10.24%	8.09%	6.38%	2.63%
Inception date	4/8/87		2/21/89		10/26/98

These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or visit southeasternasset.com, for the most recent performance information or southeasternasset.com/mutual_fund_documents/prospectus for a current copy of the Funds' Prospectus and Summary Prospectus, both of which should be read carefully before investing, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus. The annualized expense ratio for the Longleaf Partners, Small-Cap, and International Funds are 0.91%, 0.91%, and 1.27% respectively. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk.

Funds Distributed by: Rafferty Capital Markets, LLC